                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the months of     JANUARY, FEBRUARY AND MARCH 1999
                  --------------------------------------------------------------

                                QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

                 612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
--------------------------------------------------------------------------------
                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F   X
          -----                                        -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No   X
    -----                   -----

                             INTERIM FINANCIAL STATEMENTS
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K




FIRST QUARTER OF 1999

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)

--------------------------------------------------------------------------------------------------------------------------
                                                                     MARCH 31           December 31              March 31
                                                                         1999                  1998                  1998
                                                                   (UNAUDITED)             (audited)           (unaudited)
--------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets :
   Cash                                                                 $ 393                 $ 309               $ 1,837
   Trade receivables                                                  634,079               695,867               627,014
   Inventories                                                        227,958               233,019               254,708
   Prepaid expenses                                                    29,919                25,035                25,124
--------------------------------------------------------------------------------------------------------------------------
                                                                      892,349               954,230               908,683

Fixed assets                                                        3,204,245             3,224,609             3,000,322
   less accumulated depreciation                                    1,046,878             1,013,645               888,816
--------------------------------------------------------------------------------------------------------------------------
                                                                    2,157,367             2,210,964             2,111,506

Goodwill                                                              582,553               595,724               379,392

Other assets                                                           89,771                81,198                73,483
--------------------------------------------------------------------------------------------------------------------------

                                                                  $ 3,722,040           $ 3,842,116           $ 3,473,064
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Bank indebtedness                                                 $ 17,733              $ 15,607              $ 21,394
   Trade payables and accrued liabilities                             528,185               601,244               539,212
   Income and other taxes                                              38,588                42,207                36,676
   Current portion of long-term debt
     and convertible debentures                                        39,190                51,066                38,806
--------------------------------------------------------------------------------------------------------------------------
                                                                      623,696               710,124               636,088

Long-term debt                                                      1,113,249             1,140,941               994,298

Other liabilities                                                     129,227               127,859               115,552

Deferred income taxes                                                 226,839               223,085               201,758

Convertible debentures                                                 54,215                58,193                56,810

Non-controlling interest                                               17,874                17,410                16,450

Shareholders' equity :
   Capital stock                                                      900,171               898,138               896,688
   Contributed surplus                                                 88,737                88,737                88,737
   Retained earnings                                                  643,192               629,596               526,020
   Translation adjustment                                             (75,160)              (51,967)              (59,337)
--------------------------------------------------------------------------------------------------------------------------
                                                                    1,556,940             1,564,504             1,452,108
--------------------------------------------------------------------------------------------------------------------------

                                                                  $ 3,722,040           $ 3,842,116           $ 3,473,064
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------
                                                                       Three months ended
                                                                           March 31,
                                                                    1999               1998
                                                                           (Unaudited)
--------------------------------------------------------------------------------------------------
REVENUES                                                             $ 910,515          $ 881,879
--------------------------------------------------------------------------------------------------

Operating expenses :

Operating costs                                                        796,473            778,642
Depreciation and amortization                                           61,049             55,771
--------------------------------------------------------------------------------------------------

                                                                       857,522            834,413
--------------------------------------------------------------------------------------------------

OPERATING INCOME                                                        52,993             47,466

Financial expenses                                                      17,784             15,146
--------------------------------------------------------------------------------------------------

                                                                        35,209             32,320

Income taxes                                                            10,564             11,086
--------------------------------------------------------------------------------------------------

                                                                        24,645             21,234

Non-controlling interest                                                   422                545
--------------------------------------------------------------------------------------------------

NET INCOME                                                              24,223             20,689

Net income available for holders of preferred shares                     2,477              2,626

NET INCOME AVAILABLE FOR HOLDERS OF EQUITY SHARES                    $  21,746          $  18,063
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------



EARNINGS PER SHARE                                                      $ 0.19             $ 0.16
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------



AVERAGE NUMBER OF EQUITY SHARES
   OUTSTANDING (IN THOUSANDS)                                          115,856            115,613
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)


-------------------------------------------------------------------------------------------------------------------
                                                                                         Three months ended
                                                                                              March 31,
                                                                                      1999                 1998
                                                                                            (Unaudited)
-------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in):

OPERATIONS:

Net income                                                                            $ 24,223            $ 20,689
Non-cash items in income :
   Depreciation and amortization                                                        61,049              55,771
   Deferred income taxes                                                                 4,390               4,816
   Non-controlling interest                                                                422                 545
   Other                                                                                   (53)                501
-------------------------------------------------------------------------------------------------------------------
                                                                                        90,031              82,322

Changes in non-cash operating working capital                                          (16,167)            (36,221)
-------------------------------------------------------------------------------------------------------------------

                                                                                        73,864              46,101
-------------------------------------------------------------------------------------------------------------------

FINANCING:

Net proceeds from issuance of capital stock                                              2,034                 687
Net increase (decrease) of long-term debt                                              (37,946)             67,337
Increase in bank indebtedness                                                            2,126               2,410
Dividends on equity shares                                                              (8,107)                  -
Dividends paid to preferred shareholders                                                (2,515)             (3,183)
Dividends paid to non-controlling shareholders                                               -              (1,395)
Translation adjusment                                                                    3,639               2,814
-------------------------------------------------------------------------------------------------------------------

                                                                                       (40,769)             68,670
-------------------------------------------------------------------------------------------------------------------

INVESTMENTS:

Business acquisitions, net of cash position                                             (4,284)            (11,721)
Additions to fixed assets                                                              (36,182)           (102,415)
Proceeds from disposal of assets                                                         7,731                 110
Increase in other assets                                                                (7,595)             (3,995)
Other                                                                                    7,317               4,689
-------------------------------------------------------------------------------------------------------------------

                                                                                       (33,013)           (113,332)
-------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                                      2                  18
-------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH                                                                            84               1,457

Cash at beginning                                                                          309                 380
-------------------------------------------------------------------------------------------------------------------

CASH AT END                                                                              $ 393             $ 1,837
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         QUEBECOR PRINTING INC.







                         By:    (s)  LOUIS SAINT-ARNAUD
                              -------------------------------------------
                         Name:       Louis Saint-Arnaud
                         Title:      Vice President, Legal Affairs
                                     and Secretary




Date: May 27, 1999